

15046201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

FEB 26 2015

Washington DC
404

SEC FILE NUMBER
8- 66206

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____1/01/2014_____ AND ENDING_____12/31/2014_____

                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FMI Capital Advisors, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

210 University Blvd.   Suite 800

                                     (No. and Street)

Denver   CO   80206

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Dixon Hughes Goodman LLP

                       (Name – *if individual, state last, first, middle name*)

2501 Blueridge Road, Suite 500   Raleigh   NC   27607

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Chris Daum_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____FMI Capital Advisors, Inc._____, as of _____December 31_____, 20 14_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

My comission expires:
6-23-2019

ANGELA G. BLACKBURN
Notary Public
Wake County
NORTH CAROLINA

_____
Signature

_____RESIDENT_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FMI CAPITAL ADVISORS, INC.

Financial Statements

December 31, 2014

FMI CAPITAL ADVISORS, INC

Table of Contents

December 31, 2014



DIXON HUGHES GOODMAN LLP

2501 Blue Ridge Road, Suite 500
Raleigh, NC 27607
D 919.876.4546
F 919.876.8680
www.dhgllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of FMI Capital Advisors, Inc.

We have audited the accompanying financial statements of FMI Capital Advisors, Inc. (a wholly owned subsidiary of FMI Corporation)(the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 23, 2015



Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

FMI CAPITAL ADVISORS, INC.
Statement of Financial Condition
December 31, 2014

Assets

Current assets:

Cash and cash equivalents	$ 10,574,450	
Accounts receivable, less allowance for doubtful accounts of $39,458	296,094	
Prepaid expenses	7,148	
Total current assets		$ 10,877,692

Liabilities and Stockholder's Equity

Current liabilities:

Accrued compensation	434,000	
Deferred revenue	984,432	
Due to related party	177,468	
Total current liabilities		1,595,900

Commitments

Stockholder's equity

Common stock, 0.001 par value; 1,000 shares authorized, 275 shares issued and outstanding	1	
Additional paid-in capital	177,248	
Retained earnings	9,104,543	
Total stockholder's equity		9,281,792
Total liabilities and stockholder's equity		$ 10,877,692

FMI CAPITAL ADVISORS, INC.
Statement of Operations
For the Year Ended December 31, 2014

Revenues		$ 15,525,088
Costs and expenses:		
Salaries, compensation and benefits	8,789,897	
General and administrative	1,728,258	
Sales and travel	614,041	
Total costs and expenses		11,132,196
Net income		$ 4,392,892

FMI CAPITAL ADVISORS, INC.
Statement of Stockholder's Equity
For the Year Ended December 31, 2014

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, December 31, 2013	275	$ 1	$ 177,248	$ 4,711,651	$ 4,888,900
Net income	-	-	-	4,392,892	4,392,892
Balance, December 31, 2014	275	$ 1	$ 177,248	$ 9,104,543	$ 9,281,792

FMI CAPITAL ADVISORS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flows from operating activities
Net income $ 4,392,892

Adjustments to reconcile net income to net cash
  used by operating activities:

  Changes in assets and liabilities:
    Accounts receivable $ 414,940
    Prepaid expenses   1,554
    Accrued compensation   50,923
    Accounts payable   (13,140)
    Deferred revenue   236,149
    Due to related party   (169,256)

        Total adjustments   521,170

        Net cash provided by operating activities   4,914,062

Cash and cash equivalents as of beginning of year   5,660,388

Cash and cash equivalents as of end of year $ 10,574,450

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FMI Capital Advisors, Inc. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides financial advisory services to the construction industry. These services include: mergers and acquisitions, business valuations, due diligence, divestitures, management buyouts, recapitalizations, and capital placement services. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities or securities trading. The Company is a wholly owned subsidiary of FMI Corporation ("Parent"), a North Carolina Subchapter S Corporation which provides management consulting, training, and investment banking services to the construction industry.

The following is a summary of the more important accounting principles and policies followed by the Company:

<u>Basis of Presentation</u>

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States of America (US GAAP). The more significant of these policies used in preparing the Company's financial statements are described in this summary.

<u>Revenue and deferred revenue</u>

Investment Banking - The Company enters into contracts with customers to provide investment banking services. These contracts generally contain an upfront fee with a success fee that is contingent upon the closing of a transaction. The Company records the upfront fee as deferred revenue and amortizes the amount to revenue over the estimated contractual relationship period of 12 months. The contingent success fee is recognized as revenue upon the achievement of the contingent event, which is generally the successful closing of the transaction.

Valuation Services - The Company provides valuation reports and business appraisals. Generally, the services associated with the delivery of these reports and appraisals occur over a period of several months. The Company may receive an upfront payment or scheduled payments during the performance of the services. The Company has determined that delivery and performance under these contracts occurs upon the issuance of the final report to the customer. Therefore, any upfront or scheduled payments are recorded as deferred revenue until delivery of the final report occurs.

Other Services - The Company performs other consulting services that are billed at stated contractual rates based on an engagement letter. The Company recognizes revenue from these services upon the delivery of the service to the customer and when collection is reasonably assured.

FMI CAPITAL ADVISORS, INC.
Notes to Financial Statements
December 31, 2014

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Billable Expenses - The Company bills its customers for certain travel and other expenses incurred in accordance with the terms of its contracts. The Company records these reimbursements as revenue in the period in which the cost is incurred and the revenue is earned. For the year ended December 31, 2014, included in revenue is approximately $347,000 of billable expenses. The Company includes the costs incurred for these billable expenses as a component of sales and travel expense. For the year ended December 31, 2014, the cost incurred and included in sales and travel expense approximated the related revenues.

Accounts Receivable

The Company carries its accounts receivable net of an allowance for doubtful accounts. Accounts receivable balances are evaluated on a regular basis, and allowances are provided for potentially uncollectible customer accounts based on management estimates. Allowance adjustments are charged to operations expense in the period in which the related facts causing adjustment become known. As of December 31, 2014, management recorded an allowance for doubtful accounts of $39,458. Generally, the Company requires no collateral from its customers and do not assess finance charges on delinquent accounts.

Advertising

The Company expenses all advertising costs as incurred. Advertising costs were approximately $266,000 for the year ended December 31, 2014.

Income Taxes

The Company has elected under the Internal Revenue Code ("IRC") to be taxed as a qualified Subchapter S Subsidiary ("Qsub") of the Parent. Under the Qsub election, the Company is disregarded for United States tax purposes and therefore, all income or loss flows through to the Parent's S-corporation tax return. In lieu of corporate income taxes, the stockholders of an S-corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been made.

The Company recognizes the tax effect from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authority, based on the technical merits of the position. Tax years that remain subject to examination by major tax jurisdictions date back to the year ending December 31, 2011. As of December 31, 2014, there are no known items, which would result in a material accrual related to where the Company has federal or state attributable tax positions.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through **February 23, 2014**, the date the financial statements were available to be issued.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of the Parent, a management consulting and services firm serving the construction industry.

The Company and the Parent have entered into a Financing, Expense Sharing and Accounting Agreement ("Agreement"). In accordance with the terms of the Agreement, the Parent charges the Company a portion of the general and administrative expenses incurred by the Parent. These expenses include: (a) corporate management and administrative salaries, wages and benefits; (b) corporate director fees; (c) shared facilities costs; (d) corporate marketing, communications, and database maintenance; (e) information technology costs; (f) general liability and other insurance costs; (g) general company training, recruiting, relocation, and certain other travel and entertainment expenses; (h) company legal, accounting, and consulting fees; and (i) other miscellaneous corporate general and administrative expenses. For the year ended December 31, 2014, included in general and administrative expenses was approximately $1,306,000 of allocated costs charged to the Company under the Agreement.

Certain employees of the Company provide services to the Parent or other divisions within the Parent. In addition, certain employees of the Parent provide services to the Company. For the year ended December 31, 2014, the net amount of salary and benefits charged to the Parent by the Company was approximately $137,000.

NOTE 3 - CONCENTRATION OF CREDIT RISK

The Company's business activity is exclusively with customers in the construction industry. This industry concentration of customers sets up a concentration of credit risk with respect to trade receivables. Customer account balances are evaluated on a regular basis, generally no collateral is required. Losses pertaining to those credit risks, in the aggregate have not exceeded management's expectations.

The Company maintains its cash in bank deposits which, at times, may exceed federally- insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

NOTE 4 - MAJOR CUSTOMERS

One customer accounted for approximately 22.5% of total accounts receivable as of December 31, 2014. Two customers accounted for approximately 16% of total revenue for the year ended December 31, 2014.

NOTE 5 - EMPLOYEE BENEFIT PLAN

The Company's employees are eligible to participate in the 401(k) retirement savings plan (the "Plan") of the Parent. After one year of employment with the Company, each participant is eligible to receive an employer contribution of 5% of compensation each year. Collectively, the Parent and Company also reserve the right to make an additional discretionary contribution to the participants of the Plan each year. For the year ended December 31, 2014, an additional discretionary 5% of compensation to each participant was contributed. The total employer contributions and plan expense paid by the Company for the year ended December 31, 2014 was approximately $444,000 and $17,000 was included in accrued compensation at December 31, 2014.

NOTE 6 - COMMITMENTS

The leases for office space used by the Company are between the applicable landlord and the Parent. The Company is not a guarantor on any lease obligations or other obligations of the Parent. The Company is charged for usage of the office space through the Agreement with the Parent.

NOTE 7 - SUBORDINATED LIABILITIES

The Company had no existing subordinated liabilities during 2014 as described in Appendix D to the SEC Uniform Net Capital Rule (Rule15c3-1). Therefore, the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" is not required.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital. The Rule requires that the Company have a minimum net capital of $106,446 at December 31, 2014, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2014, the Company had net capital, as defined, of $9,274,644, which was $9,168,198 in excess of the required net capital, and its ratio of aggregate indebtedness to net capital was 0.174 to 1.

SUPPLEMENTAL INFORMATION

FMI CAPITAL ADVISORS, INC.   Schedule 1
Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1
  of the Securities and Exchange Commission
December 31, 2014

Aggregate indebtedness
  Items included in statement of financial condition
  Accounts payable, deferred revenue and accrued liabilities $1,595,900

Net Capital

Total stockholder's equity from statement of financial condition $9,281,792
Less:
  Non allowable assets (deposit at FINRA)   8,716

Net capital $9,273,076

Computation of Basic Net Capital Requirement

Minimum net capital required (the greater of $5,000 or 6.67% of
      Aggregate indebtedness) $ 106,446

Minimum dollar requirement $ 5,000

Net capital requirement $ 106,446

Excess net capital $ 9,166,630

Percentage of aggregate indebtedness to net capital   17.4 %

Note: The above computations do not differ materially from the Company's computations, as
shown in its FOCUS Report Form X-17A-5 Part II-A, dated December 31, 2014

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities for the year ended December 31, 2014.



FMI Capital Advisors, Inc. Exemption Report

FMI Capital Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (k)(2)(i) during the period January 1, 2014 to December 31, 2014.

(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k) throughout the most recent fiscal year without exception.

FMI Capital Advisors, Inc.

I, W. Christopher Daum, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
W. Christopher Daum
President and Sr. Managing Director

February 11, 2015

Industry Focus. Powerful Results.
FMI Capital Advisors, Inc. • 5171 Glenwood Avenue, Suite 200 • Raleigh, NC 27612 • 919.787.8400 • www.fminet.com



DIXON HUGHES GOODMAN llp

2501 Blue Ridge Road, Suite 500
Raleigh, NC 27607
D 919.876.4546
F 919.876.8680
www.dhgllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of FMI Capital Advisors, Inc.

We have reviewed management's statements, included in the accompanying FMI Capital Advisors Inc. Exemption Report, in which (1) FMI Capital Advisors, Inc. (a wholly owned subsidiary of FMI Corporation) (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 23, 2015





2501 Blue Ridge Road, Suite 500
Raleigh, NC 27607
D 919.876.4546
F 919.876.8680
www.dhgllp.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of FMI Capital Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by FMI Capital Advisors, Inc. (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, and, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting the following:

   a) The Company's reported revenue on the Form SIPC-7 did not reflect an adjusting journal entry made after year end that decreased revenue for the year in the amount of $40,625.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Raleigh, North Carolina
February 23, 2015

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
21*21*********3091*********************MIXED AADC 220
066206   FINRA   DEC
FMI CAPITAL ADVISORS INC
210 UNIVERSITY BLVD STE 800
DENVER CO 80206-4658
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Curt Young   303-398-7273

2. A. General Assessment (item 2e from page 2) $ 38,914

   B. Less payment made with SIPC-6 filed (exclude interest)   (18,356)

      July 22, 2014
      Date Paid   (   )

   C. Less prior overpayment applied

   D. Assessment balance due or (overpayment)   20,558

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum $ 20,558

   F. Total assessment balance and interest due (or overpayment carried forward)

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 20,558

   H. Overpayment carried forward $(   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FMI Capital Advisors, Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the _13_ day of _January_ , 20 _15_ .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____

Exceptions:

Disposition of exceptions:

Forward Copy _____

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _15,565,713_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $ _15,565,713_

2e. General Assessment @ .0025 $ _38,914_

(to page 1, line 2.A.)

2